Update Plan of Arrangement—No Amendment—Proof of Filing Alberta Amendment Date: 2023/04/03

Service Request Number:	39481213

Corporate Access Number:	200429801

Business Number:

Legal Entity Name:	SHAW COMMUNICATIONS INC.

Legal Entity Status:	Active

Amendment Date:	2023/04/03

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	1999/06/01

Other Rules or Provisions	ELECTRONIC	1999/06/01

Articles/Plan of Arrangement/Court Order	10000696000304053	1999/09/01

Share Structure	ELECTRONIC	1999/09/01

Share Structure	ELECTRONIC	2004/01/28

Consolidation, Split, Exchange	ELECTRONIC	2007/07/11

Share Structure	ELECTRONIC	2007/07/11

Shares in Series	ELECTRONIC	2011/05/26

Consolidation, Split, Exchange	ELECTRONIC	2011/05/27

Share Structure	ELECTRONIC	2011/05/27

Articles/Plan of Arrangement/Court Order	10000207135221013	2023/04/03

Registration Authorized By:	PETER JOHNSON OFFICER

The Registrar of Corporations certifies that the information contained in this proof of filing is an accurate reproduction of the data contained in the specified service request in the official public records of Corporate Registry.

200429801
Articles of Arrangement
Business Corporations Act Section 193

This information is collected in accordance with the Business Corporations Act. It is required to update an Alberta corporation’s articles for the purpose of issuing a certificate of amendment. Collection is authorized under s. 33(a) of the Freedom of Information and Protection of Privacy Act. Questions about the collection can be directed to Service Alberta Contact Centre staff at cr@gov.ab.ca or 780-427-7013 (toll-free 310-0000 within Alberta).

1.	Name of Corporation	2. Corporate Access Number

	SHAW COMMUNICATIONS INC.	200429801

3.	In accordance with the order approving the arrangement, the articles of the corporation are amended as follows:

In accordance with the Order of the Court of Queen’s Bench of Alberta dated May 26, 2021 approving an arrangement pursuant to section 193 of the Business Corporations Act (Alberta) (a copy of which is attached hereto as Exhibit “A”) the Plan of Arrangement involving Shaw Communications Inc. and Rogers Communication Inc. (a copy of which is attached hereto as Exhibit “B”) shall be effected upon the filing hereof.

The Articles of Shaw Communications Inc. are not amended by the Plan of Arrangement.

4.	Authorized Representative/Authorized Signing Authority for the Corporation

Johnson, Peter	Officer
Last Name, First Name, Middle Name (optional)	Relationship to Corporation

Telephone Number (optional)	Email Address (optional)

2023-04-03
Date of submission (yyyy-mm-dd)	Signature

Exhibit “A”

COURT FILE NUMBER	2101-05012
COURT	COURT OF QUEEN’S BENCH OF
ALBERTA
JUDICIAL CENTRE	CALGARY
MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA
2000, c B-9, AS AMENDED]

	AND IN THE MATTER OF A PROPOSED		503194
ARRANGEMENT INVOLVING SHAW
COMMUNICATIONS INC., ROGERS
	COMMUNICATIONS INC., AND CLASS A		JP
SHAREHOLDERS AND CLASS B
SHAREHOLDERS OF SHAW
COMMUNICATIONS INC.

APPLICANT	SHAW COMMUNICATIONS INC.

RESPONDENT	NOT APPLICABLE
I hereby certify this to be a true copy of
DOCUMENT	FINAL ORDER	the original	Order

ADDRESS FOR SERVICE	LAWSON LUNDELL LLP	Dated this 26 day of May 2021
AND CONTACT	Barristers and Solicitors
INFORMATION OF	Suite 1100, 225 – 6th Avenue SW	for Clerk of the Court
PARTY FILING THIS	Brookfield Place
DOCUMENT	Calgary, Alberta T2P 1N2
Solicitors: Tamela J. Coates, Q.C. / Shannon L. Wray
Telephone: (403) 269-6900
Facsimile: (403) 269-9494
Email: tcoates@lawsonlundell.com
swray@lawsonlundell.com
File Number: 30520-156599

DATE ON WHICH ORDER WAS PRONOUNCED:	May 25, 2021

NAME OF JUDGE WHO MADE THIS ORDER:	Justice P.R. Jeffrey

LOCATION OF HEARING:	Calgary, Alberta via Webex

UPON THE Originating Application (the “Originating Application”) of Shaw Communications Inc. (“Shaw” or the “Applicant”) for approval of an arrangement (the “Arrangement”) involving Shaw, Rogers Communications Inc. (“Rogers”), and the holders of Class A Participating Shares (the “Class A Shareholders”) and the holders of Class B Non-Voting Participating Shares (the “Class B Shareholders” and, together with the Class A Shareholders, the (“Shareholders”)) of Shaw pursuant to section 193 of the Alberta Business Corporations Act, RSA 2000, c B-9, as amended (the “ABCA”);

AND UPON reading the Originating Application, the Interim Order of this Court granted April 19, 2021 by Justice L. B. Ho (the “Interim Order”), the Affidavit #1 of Trevor English, sworn April 14, 2021, the Affidavit #2 of Trevor English, sworn May 20, 2021 and the exhibits referred to therein, and the Affidavit of Rasheed Mohammed, affirmed May 13, 2021;

AND UPON being advised that service of notice of this application has been effected in accordance with the Interim Order or as otherwise accepted by the Court;

AND UPON being advised by litigation counsel to Shaw, Lawson Lundell LLP, that no notices of intention to appear have been filed in respect of this application;

AND UPON the Court being satisfied that the meeting (the “Meeting”) of the Shareholders was called and conducted in accordance with the terms of the Interim Order;

AND UPON the Court being satisfied that Shaw has sought and obtained the approval of the Arrangement by the Shareholders in the manner and by the requisite majorities and the majority of the minority votes required by the Interim Order;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the ABCA;

AND UPON the Court being satisfied that the statutory requirements to approve the Arrangement have been fulfilled and that the Arrangement has been put forward in good faith;

AND UPON the Court being satisfied that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable, substantively and procedurally, to the Shareholders and other affected persons and that the Arrangement ought to be approved;

AND UPON hearing from counsel for Shaw and counsel for Rogers;

IT IS HEREBY ORDERED THAT:

I.	The Arrangement proposed by Shaw, on the terms set forth in Schedule “A” to this final order (“Final Order”), is hereby approved by the Court under Section 193 of the ABCA.

2.	The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable, substantively and procedurally, to the Shareholders and all other affected persons.

3.

The articles of arrangement in respect of the Arrangement (the “Articles of Arrangement”) shall be filed pursuant to Section 193 of the ABCA on such date as Shaw determines in accordance with the terms of the Arrangement and the Arrangement Agreement between Shaw and Rogers dated March 13, 2021.

4.

Service of the Originating Application, the Interim Order, the notice of the Meeting and the Notice of Originating Application, and the Shaw management information circular is hereby deemed good and sufficient service. Service of this Final Order shall be made on all persons who appeared on this application, either by counsel or in person, but is otherwise dispensed with.

5.

Shaw may, on notice to such parties as the Court may order, seek leave at any time prior to the filing of the Articles of Arrangement to vary this Final Order or seek advice and directions as to the implementation of this Final Order.

J.C.Q.B.A.

SCHEDULE “A”

ARRANGEMENT

[Balance of page intentionally left blank. Text of Arrangement follows on next page.]

Exhibit “B”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement Agreement” means the Arrangement Agreement made as of March 13, 2021 between the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Cash Consideration” means $40.50;

“Company” means Shaw Communications Inc.;

“Company Dividend” has the meaning specified in Section 2.3(f);

“company Shares” means the Class A Shares and the Class B Shares;

“Court” means the Court of Queen’s Bench of Alberta, or other court as applicable;

“Depositary” means AST Trust Company (Canada), as depositary, or such other Person as the Company and the Purchaser mutually agree on, each acting reasonably;

“Dissenting Shareholder” means a holder of Company Shares as of the record date of the Company Meeting who: (a) has validly exercised its Dissent Rights in strict compliance with the Dissent Right provisions of this Plan of Arrangement; (b) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights; and (c) is ultimately entitled to be paid the fair value for his, her or its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such holder of Company Shares;

“Dissent Rights” has the meaning specified in Section 3.1;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 1:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Eligible Holder” means a Shaw Family Shareholder that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act, that is not exempt from tax under Part I of the Tax Act;

“Equity Awards” means the Company Options, Company RSUs, Company PSUs and Company DSUs;

“Final Order” means the final order of the Court pursuant to section 193 of the ABCA in a form acceptable to the Company and Purchaser, each acting reasonably, as contemplated by Section 2.5 of the Arrangement Agreement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Purchaser, each acting reasonably) on appeal;

“holders” means: (a) when used with reference to the Company Shares, except where the context otherwise requires, the holders of the Company Shares shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company Shares; (b) when used with reference to the Qualifying Holdco Shares, except where the context otherwise requires, the holders of the Qualifying Holdco Shares shown from time to time in the registers maintained by or on behalf of the Qualifying Holdco in respect of the Qualifying Holdco Shares; and (c) when used with reference to Equity Awards, the holders of Equity Awards shown from time to time in the respective registers or accounts maintained by or on behalf of the Company;

“Interim Order” means the interim order of the Court pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to holders of Company Shares for use in connection with the Arrangement;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance of any kind;

“Plan of Arrangement” means this plan of arrangement proposed under Section 193 of the ABCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Purchaser” means Rogers Communications Inc.;

“Purchaser Loan” means a demand loan from the Purchaser to the Company denominated in Canadian dollars in an aggregate principal amount not exceeding the aggregate amount of cash required by the Company to make the payments in Sections 2.3(b) to Section 2.3(e), which amount shall be provided by the Company to the Purchaser in writing prior to the Effective Time, and which shall be evidenced by way of a demand promissory note granted by the Company in favour of the Purchaser;

“Purchaser Share” means a Class 8 Non-Voting Share in the capital of the Purchaser;

“Qualifying Holdco” means a corporation that is wholly-owned by one or more Shaw Family Shareholders that meets the conditions described in Section 4.1 of the Controlling Shareholder Voting Support Agreement, and which directly holds Shaw Family Company Shares at the Effective Time;

“Qualifying Holdco Shares” means all of the shares in the capital of a Qualifying Holdco at the Effective Time;

“Section 85 Election” has the meaning specified in Section 2.6;

“Shaw Family Company Shares” means (a) the 50,719,468 Company Shares owned, directly or indirectly, or controlled by the Shaw Family Living Trust as of the date of the Arrangement Agreement as set forth in Schedule “A” to the Controlling Shareholder Voting Support Agreement, plus (b) up to 5,946,607 additional Company Shares held by Shaw Family Shareholders or Qualifying Holdcos at the Effective Time, plus (c) such additional number of Company Shares, if any, that the Purchaser agrees can be included as Shaw Family Company Shares;

“Shaw Family Consideration” means the aggregate of the Shaw Family Share Consideration in respect of every Shaw Family Company Share transferred to the Purchaser pursuant to Section 2.30) and the Shaw Family Holdco Share Consideration in respect of every Qualifying Holdco provided that such aggregate amount cannot exceed $917,990,415 in cash and 23,641,470.40 Purchaser Shares, unless, with the consent of the Purchaser, the aggregate number of Shaw Family Company Shares exceeds 56,666,075, in which case the cash and Purchaser Shares forming part of the Shaw Family Consideration shall be proportionately increased;

“Shaw Family Group” means (a) the estate of JR Shaw, his spouse and issue (whether natural born or legally adopted) and spouses thereof, the estates of any such individuals, and corporations owned or controlled by any one or more of the foregoing or by trusts of which any one or more of the foregoing are the principal beneficiaries (including the Shaw Family Living Trust), (b) the estate of James Robert Shaw; and (c) each of the charitable foundations listed in Schedule “B” to the Controlling Shareholder Voting Support Agreement;

“Shaw Family Holdco Share Consideration” in respect of a Qualifying Holdco means (a) an amount of cash equal to $16.20 multiplied by the number of Company Shares held by that Qualifying Holdco at the Effective Time; and (b) that number of Purchaser Shares equal to 0.417206775 multiplied by the number of Company Shares held by that Qualifying Holdco at the Effective Time, payable to the Shaw Family Shareholders in respect of the Qualifying Holdco Shares of that Qualifying Holdco transferred by the Shaw Family Shareholders to the Purchaser;

“Shaw Family Share Consideration” means (a) $16.20 in cash, and (b) 0.417206775 Purchaser Shares, payable in respect of each Shaw Family Company Share transferred to the Purchaser pursuant to Section 2.3(j); and

“Shaw Family Shareholder” means the Shaw Family Living Trust and any other member of the Shaw Family Group (other than a Qualifying Holdco) that is the registered holder of Company Shares or Qualifying Holdco Shares at the Effective Time and that has agreed (in a form reasonably acceptable to the Purchaser) to be a Shaw Family Shareholder; provided that no Person will become a Shaw Family Shareholder without the prior consent of the Purchaser if, after giving effect thereto, the aggregate number of Shaw Family Company Shares would exceed 56,666,075.

1.2	Headings. References. etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement. The terms “hereof, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular number include the plural and vice versa; (b) words importing any gender include all genders; and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.5	Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day. In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.6	References to Dates. Statutes. etc.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.7	Time

Time shall be of the essence in every matter or action contemplated in this Plan of Arrangement. All times expressed herein are local time (Calgary, Alberta) unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Company, the Purchaser, all holders and beneficial owners of Company Shares, Company Options, Company RSUs, Company PSUs and Company DSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below, without further authorization, act or formality, in each case, in accordance with the transfer mechanics set out in Section 2.4 and unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	the Purchaser shall make the Purchaser Loan to fund the payments in Sections 2.3(b), 2.3(c), 2.3(d) and 2.3(e);

(b)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of such Company Option, in each case, less applicable withholdings in accordance with Section 4.3, and each such Company Option shall immediately be cancelled and, for greater certainty, where such amount is nil or negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(c)

each Company RSU, Company PSU or Company DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company RSU/PSU Plan or the Company DSU Plan, as applicable, shall, without any further action by or on behalf of a holder of Company RSUs, Company PSUs or Company DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the Cash Consideration, less applicable withholdings in accordance with Section 4.3, and each such Company RSU, Company PSU or Company DSU shall immediately be cancelled;

(d)

the Company shall make a cash payment to the ERP Trust (as defined in the ERP), in an amount equal to the amount required to be contributed by the Company in accordance with Section 12.05 of the ERP which shall have been calculated by the Actuary (as defined in the ERP) with effect as of the Effective Time, less applicable withholdings in accordance with Section 4.3;

(e)

the Company shall make a cash payment to the SERP Trust (as defined in the SERP) in an amount equal to the amount required to be contributed by the Company in accordance with Section 7.02( c) of the SERP, less applicable withholdings in accordance with Section 4.3;

(f)

the Company shall make a payment to the Depositary in an amount equal to any unpaid Company Permitted Dividend that has been declared by the Company Board in accordance with the terms of the Arrangement Agreement on the Company Shares with a record date prior to the Effective Date (the “Company Dividends”), less applicable withholdings in accordance with Section 4.3;

(g)

each of the Company Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred (free and clear of any Liens), without any further act or formality, to the Purchaser, in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 3.1;

(ii)	the name of each such Dissenting Shareholder shall be removed as the holder of such Company Shares from the registers of Company Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any Liens) and shall be entered in the registers of Company Shares maintained by or on behalf of the Company;

(h)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Class A Share (other than Shaw Family Company Shares, and Class A Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Cash Consideration;

(i)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Class B Share (other than Shaw Family Company Shares, and Class B Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Cash Consideration;

(j)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Shaw Family Company Share (other than Shaw Family Company Shares held by a Qualifying Holdco) shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Share Consideration; and

(k)

contemporaneously with the step contemplated in Section 2.3(g), all outstanding Qualifying Holdco Shares of each Qualifying Holdco held by the Shaw Family Shareholders shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco. The Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco, including the portion satisfied by cash and the portion satisfied by Purchaser Shares for each Qualifying Holdco Share, shall be allocated amongst the Qualifying Holdco Shares of such Qualifying Holdco in a manner consistent with the Section 85 Election or as may otherwise be agreed by the relevant Shaw Family Shareholders and the Purchaser, acting reasonably.

2.4	Transfer Mechanics

(a)

With respect to each Company Option, Company RSU, Company PSU and Company DSU deemed to be transferred and assigned in accordance with Sections 2.3(b) and 2.3(c), the following shall be deemed to have occurred as of the time of such applicable transfer and assignment:

(i)	each holder thereof shall cease to be a holder of such applicable Equity Award;

(ii)	each holder’s name shall be removed from the register of the applicable Equity Award;

(iii)

the Company Stock Option Plan, the Company RSU/PSU Plan and the Company DSU Plan, and all agreements relating to the applicable Equity Awards, shall be terminated and shall be of no further force and effect; and

(iv)

each holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b) and Section 2.3(c), as applicable, at the time and in the manner specified in Section 4.1.

(b)

With respect to each Class A Share, Class B Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with Sections 2.3(h) to 2.3(k), the following shall be deemed to have occurred as of the time of the applicable transfer and assignment:

(i)

the holder thereof shall cease to be the holder of such Company Share or Qualifying Holdco Share, as applicable, and to have any rights as holders thereof, other than the right to be paid the Cash Consideration or Shaw Family Consideration, as applicable, in accordance with this Plan of Arrangement;

(ii)	the name of the holder thereof shall be removed from the register of Company Shares or Qualifying Holdco Shares, as applicable;

(iii)

the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Company Share or Qualifying Holdco Share; and

(iv)

the Purchaser shall be deemed to be the transferee (free and clear of all Liens) of all of the outstanding Company Shares (other than Company Shares held by the Qualifying Holdcos but including all Company Shares transferred by Dissenting Shareholders pursuant to Section 2.3(g)) and all Qualifying Holdco Shares and the register of the Company and any Qualifying Holdco shall be revised accordingly.

2.5	No Fractional Purchaser Shares and Rounding of Cash Consideration

(a)

In no event shall a Shaw Family Shareholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Shaw Family Shareholder pursuant to this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable: (i) the number of Purchaser Shares to be received by such Shaw Family Shareholder shall be rounded down to the nearest whole Purchaser Share; and (ii) such Shaw Family Shareholder shall receive a cash payment (rounded up to the nearest whole $0.01) equal to the product of the (A) $58.2445 and (B) the fractional Purchaser Share amount.

(b)

If the aggregate cash amount which a holder of Company Shares or Qualifying Holdco Shares is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such holder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

2.6	Tax Elections

If requested by an Eligible Holder who receives Purchaser Shares pursuant to the Arrangement, the Purchaser shall make a joint election with such Eligible Holder in accordance with subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial legislation) provided that such election is in accordance with the provisions of the Tax Act (and applicable provincial legislation) (a “Section 85 Election”). The agreed amount under such joint election shall be determined by each Eligible Holder in such Eligible Holder’s sole discretion within the limits set out in the Tax Act (and applicable provincial legislation). The obligation of the Purchaser in this regard is limited to Eligible Holders that provide the Purchaser with a validly completed tax election within 90 days after the Effective Date, and the Purchaser will not assume any responsibility for the proper completion or timely filing of such election. The Purchaser will not have any obligation to make such an election in respect of any holder of Company Shares or holder of Qualifying Holdco Shares other than an Eligible Holder who receives Purchaser Shares pursuant to the Arrangement.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered holders of Company Shares as of the record date for the Company Meeting may exercise dissent rights with respect to the Company Shares held by such holder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding Section 191 of the ABCA, the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Calgary Time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.3(g), and if they:

(a)

ultimately are entitled to be paid fair value for such Company Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(g)); (ii) will be entitled to be paid the fair value of such Company Shares, which fair value shall be determined as of the close of business on the day before the Arrangement Resolutions were adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Company Shares shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting holder of Company Shares (other than a Shaw Family Shareholder) and shall be entitled to receive only the consideration contemplated in Section 2.3 that such holder of Company Shares would have received pursuant to the Arrangement if such holder of Company Shares had not exercised Dissent Rights.

3.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless, as of the deadline for exercising Dissent Rights (as set forth in Section 3.1), such Person is a registered holder of the Company Shares in respect of which such Dissent Rights are sought to be exercised; (ii) if such Person has voted or instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(b)

For greater certainty, in no case shall the Company, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(g), and the names of such Dissenting Shareholders shall be removed from the registers of holders of Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(g) occurs.

(c)

In addition to any other restrictions under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Equity Awards; (ii) holders of Company Shares who vote or have instructed a proxyholder to vote such holder’s Company Shares in favour of the Arrangement Resolution; (iii) any Person (including any beneficial owner of Company Shares) who is not a registered holder of Company Shares; and (iv) the Purchaser and its affiliates (as defined in the Arrangement Agreement).

ARTICLE4

PAYMENTS AND CERTIFICATES

4.1	Payment of Consideration

(a)

Following receipt of the Final Order and prior to the filing of the Articles of Arrangement: (i) the Purchaser shall deposit or cause to be deposited with the Depositary for the benefit of each holder of Company Shares and Qualifying Holdco Shares entitled to receive cash pursuant to Sections 2.3(h) to 2.3(k), the amount of cash equal to the cash payments contemplated in Sections 2.3(h) to 2.3(k), with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Cash Consideration, for the benefit of the holders of Company Shares and Qualifying Holdco Shares; and (ii) Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Shaw Family Shareholders entitled to receive Purchaser Shares pursuant to Section 2.3(j) and Section 2.3(k), certificates representing the number of Purchaser Shares that such Shaw Family Shareholders are entitled to receive pursuant to Section 2.3(j) and Section 2.3(k). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)

Upon the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares or Qualifying Holdco Shares, as applicable, that were transferred pursuant to Sections 2.3(h) to 2.3(k), together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require (or the Purchaser in respect of Qualifying Holdco Shares), each Company Share or Qualifying Holdco Share, as applicable, represented by such surrendered certificate shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable holder of such Company Share or Qualifying Holdco Share as soon as practicable and in accordance with Sections 2.3(h) to 2.3(k), Section 4.1 and Section 4.2: (i) a cheque, wire transfer or other form of immediately available funds, representing the cash amount that such holder of Company Shares or Qualifying Holdco Shares, as applicable, is entitled to receive under the Arrangement; and (li) one or more certificates representing the Purchaser Shares that such holder of Company Shares or Qualifying Holdco Shares, as applicable, is entitled to receive under the Arrangement.

(c)

As soon as practicable after the Effective Time, the Company shall pay the amounts to be paid to holders of Equity Awards in accordance with Sections 2.3(b) and 2.3(c) either: (i) pursuant to the normal payroll practices and procedures of the Company; or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque, wire transfer or other form of immediately available funds (delivered to such holder of such Equity Awards, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of such Equity Awards), or (iii) by such other means as the Company may elect or as otherwise may be reasonably requested by the Purchaser including with respect to the timing and manner of such delivery, in each case, less applicable withholdings in accordance with Section 4.3.

(d)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented outstanding Company Shares or Qualifying Holdco Shares shall be deemed, immediately after the completion of the transactions contemplated in Sections 2.3(h) to 2.3(k), to represent only the right to receive upon such surrender cash and, as applicable, Purchaser Shares, in lieu of such certificate as contemplated in Sections 2.3(h) to 2.3(k). Any such certificate formerly representing outstanding Company Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares or Qualifying Holdco Shares of any kind or nature against or in the Company or Purchaser. On such date, all cash or securities to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)

Any payment made by way of cheque by the Depositary (on behalf of the Purchaser) or the Company, if applicable, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any holder of Company Shares, Qualifying Holdco Shares or Equity Awards to receive the applicable consideration for any Company Shares, Qualifying Holdco Shares or Equity Awards pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)

No holder of Company Shares, Qualifying Holdco Shares or Equity Awards shall be entitled to receive any consideration with respect to Company Shares, Qualifying Holdco Shares or Equity Awards other than the consideration to which such holder entitled to receive in accordance with Sections 2.3(b), 2.3(c), 2.3(g), 2.3(h), 2.3(i), 2.3(j), 2.3(k) and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than Company Dividends pursuant to Section 2.3(f). No dividend or other distribution declared or made after the Effective Time with respect to Company Shares or Equity Awards with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Company Shares, Qualifying Holdco Shares or Equity Awards.

(g)

All dividends or other distributions payable with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary for the benefit and on behalf of the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by the holder to the Depositary in such form as the Depositary may reasonably require, such dividends or other distributions and any interest thereon to which such holder is entitled, less any amounts withheld pursuant to Section 4.3.

(h)

All Company Dividends, if any, shall be paid or delivered to the Depositary to be held by the Depositary for the benefit and on behalf of the registered holder of the Company Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by the holder to the Depositary in such form as the Depositary may reasonably require, the Company Dividends and any interest thereon to which such holder is entitled, less any amounts withheld pursuant to Section 4.3. The holders’ rights to receive payment from the Depositary pursuant to this Section 4.1(h) shall represent all of the holder’s rights with respect to the Company Dividends.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares or Qualifying Holdco Shares that were transferred pursuant to Sections 2.3(h) to 2.3(k) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue, pay and deliver, in exchange for such lost, stolen or destroyed certificate, the cash amount and, as applicable, the Purchaser Shares, which such holder is entitled to receive pursuant to this Plan of Arrangement. When authorizing such issuance, delivery or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash or Purchaser Shares are to be delivered shall as a condition precedent to the issuance, delivery or payment thereof, give a bond satisfactory to the Company, the Purchaser and the Depositary, each acting reasonably, in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, and any other Person that makes a payment hereunder, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the amount payable or otherwise deliverable to any Person pursuant to the Arrangement or this Plan of Arrangement, including Company Participating Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders, holder of Qualifying Holdco Shares or holders of Company Options, Company RSUs, Company PSUs or Company DSUs, such Taxes or other amounts as the Purchaser, the Company, the Depositary or other Persons are or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of Company Shares, Qualifying Holdco Shares or Equity Awards pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Qualifying Holdco Shares and Equity Awards issued or outstanding prior to the Effective Time; (b) the rights and obligations of the holders of Company Shares, Qualifying Hold co Shares and Equity Awards, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Qualifying Holdco Shares and Equity Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLES 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify or supplement this Plan of Arrangement at any time, and from time to time, prior to the Effective Time, provided that each such amendment, modification or supplement must: (i) be set out in writing; (ii) be approved by the Company and the Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to holders of Company Shares, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by either the Purchaser or the Company at any time prior to the Company Meeting (provided that the other Party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to by each of the Company and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by holders of some or all of the Company Shares in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Company Shares or (ii) is an amendment contemplated in Section 5.1 (d) made following the Effective Date.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, without communication to the holders of the Company Shares, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares, Qualifying Holdco Shares or Equity Awards.

5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.